# WOODSIDE CAPITAL SECURITIES LLC

_____

## FINANCIAL STATEMENTS

### DECEMBER 31, 2025

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-68469 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Woodside Capital Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2650 Birch Street, Suite 100
(No. and Street)

| Palo Alto | California | 94306 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Rudolph E. Burger | (650) 513-2755 | rudy@woodsidecap.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

| 2700 Ygnacio Valley Blvd, Suite 270 | Walnut Creek | California | 94598 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| March 4, 2009 | 3381 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Rudolph E. Burger , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Woodside Capital Securities LLC , as of December 31, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Rudy Burger*

Title: Managing Director & CCO

**This filing** contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☑ (d) Statement of cash flows.

☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☑ (g) Notes to consolidated financial statements.

☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# WOODSIDE CAPITAL SECURITIES LLC

---

## TABLE OF CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Woodside Capital Securities LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Woodside Capital Securities LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Woodside Capital Securities LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Woodside Capital Securities LLC's management. Our responsibility is to express an opinion on Woodside Capital Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Woodside Capital Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Woodside Capital Securities LLC's financial statements. The supplemental information is the responsibility of Woodside Capital Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Woodside Capital Securities LLC's auditor since 2018.
Walnut Creek, California
February 10, 2026

# WOODSIDE CAPITAL SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2025

### ASSETS

| | | |
|---|---:|---:|
| Cash | $ | 1,903,871 |
| Receivable from member | | 4,774,569 |
| Total assets | $ | 6,678,440 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---:|---:|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 13,315 |
| Commissions payable | | 54,118 |
| Total liabilities | | 67,433 |
| Member's equity | | 6,611,007 |
| Total liabilities and member's equity | $ | 6,678,440 |

The accompanying notes are an integral part of these financial statements.

# WOODSIDE CAPITAL SECURITIES LLC

## STATEMENT OF INCOME
### FOR THE YEAR ENDED DECEMBER 31, 2025

**REVENUE**

| | | |
|---|---|---:|
| Investment banking fees | $ | 5,618,236 |
| Total revenue | | 5,618,236 |

**EXPENSES**

| | |
|---|---:|
| Commissions | 3,007,791 |
| Compensation | 202,601 |
| Professional fees | 72,717 |
| Dues and subscriptions | 68,940 |
| Regulatory fees | 44,033 |
| Rent | 40,296 |
| Other operating expenses | 32,908 |
| Total expenses | 3,469,286 |
| Net income | $ 2,148,950 |

The accompanying notes are an integral part of these financial statements.

# WOODSIDE CAPITAL SECURITIES LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
### FOR THE YEAR ENDED DECEMBER 31, 2025

| | | |
|---|---|---|
| Member's equity, as of January 1, 2025 | $ | 4,462,057 |
| Net income | | 2,148,950 |
| Member's equity, as of December 31, 2025 | $ | 6,611,007 |

The accompanying notes are an integral part of these financial statements.

# WOODSIDE CAPITAL SECURITIES LLC

## STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2025

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---:|
| Net income | $ | 2,148,950 |
| | | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| | | |
| (Increase) decrease in: | | |
| Receivable from member | | (632,282) |
| | | |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | (5,902) |
| Commissions payable | | 52,617 |
| | | |
| Net cash provided by operating activities | | 1,563,383 |
| | | |
| Net increase in cash | | 1,563,383 |
| Cash, beginning of year | | 340,488 |
| Cash, end of year | $ | 1,903,871 |

**SUPPLEMENTAL CASH DISCLOSURES**

| | | |
|---|---|---:|
| Taxes paid | $ | - |
| Interest paid | $ | - |

The accompanying notes are an integral part of these financial statements.

**NOTES TO THE FINANCIAL STATEMENTS**
**DECEMBER 31, 2025**

1. **Organization and Operation**

Woodside Capital Securities LLC (the "Company") is a Delaware limited liability company formed in August 2009 and wholly owned by Woodside Capital Partners International LLC (the "Member"). As a limited liability company, the liability of the Member is limited to the value of the membership interest. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on October 28, 2010.

The Company, located in Palo Alto, California, acts as an intermediary and advisor in merger and acquisition transactions executed in the software, hardware, and life sciences marketplaces.

2. **Significant Accounting Policies**

*Basis of Presentation*
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

*Fair Value of Financial Instruments*
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

*Cash and Cash Equivalents*
For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents. There were no cash equivalents as of December 31, 2025.

*Accounts Receivable*
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2025.

2. **Significant Accounting Policies** *(continued)*

*Income Taxes*

The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2022.

*Single Reportable Segment*

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services described in Note 4. The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed above.

3. **Related Party Transactions**

On September 7, 2010, the Company entered into an expense sharing agreement with the Member. Per this agreement, the Member paid most overhead expenses including rent for the Company. These expenses totaled $341,269 and were recognized on the Statement of Income. The Company has no obligation to reimburse or compensate the Member for the year ended December 31, 2025.

Reimbursable expenses associated with investment banking advisory engagements are incurred by the Member. The Member incurs, bills, and collects these reimbursable expenses directly from the Company's clients.

In 2025, the Company transferred $1,838,000 to the Member. As of December 31, 2025, $4,774,569 is included on the Statement of Financial Condition as receivable from member.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

4. **Revenue from Contracts with Customers**

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

*Investment Banking Fees*
Financial advisory service revenue can be both fixed and variable and is recognized at a point in time. Consulting fees from research advisory engagements are fixed fees recognized at a point in time when the agreed upon performance obligation is complete. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date since the related performance obligation has been satisfied upon completion. For the year ended December 31, 2025, 100% of the Company's fee income was earned from success fees.

*Contract Balances*
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. There were no receivables related to revenue from contracts with customers as of January 1, 2025 and December 31, 2025.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. There was no deferred revenue as of January 1, 2025 and December 31, 2025.

*Contract Costs*
All non-reimbursable investment banking advisory related expenses are expensed as incurred and recognized within their respective expense category on the Statement of Income.

5. **Commitments and Contingencies**

Management is unaware of any material commitments and contingencies at December 31, 2025 that have not been disclosed previously.

**6. Concentration of Credit Risk**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. For the year ended December 31, 2025, the Company maintains cash balances which, at times, may exceed federally insured limits ("FDIC") of $250,000 per bank. At December 31, 2025, cash exceeded FDIC limits by $1,653,871.

For the year ended December 31, 2025, 98% of investment banking fees were earned from three clients.

**7. Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2025, the Company's net capital was $1,836,438 which exceeded the requirement by $1,831,438.

**8. Subsequent Events**

The Company has evaluated subsequent events through the date the financial statements were available for issuance and has determined there were no material subsequent events to disclose.



**SUPPORTING SCHEDULES**

**PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT**

# WOODSIDE CAPITAL SECURITIES LLC

## SCHEDULE I

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES EXCHANGE COMMISSION

### AS OF DECEMBER 31, 2025

**NET CAPITAL**

| | | |
|---|---|---|
| Total member's equity | | $ 6,611,007 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Receivable from member | 4,774,569 | |
| Total deductions and/or charges | | 4,774,569 |
| Net capital | | $ 1,836,438 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | |
|---|---|
| Minimum net capital required of 6-2/3% of aggregate indebtedness of $67,433 or $5,000, whichever is greater | 5,000 |
| Excess of net capital over minimum requirement | $ 1,831,438 |
| Aggregate indebtedness | |
| Accounts payable and accrued expenses | 13,315 |
| Commissions payable | 54,118 |
| Total aggregate indebtedness | $ 67,433 |
| Percent of aggregate indebtedness to net capital | 3.67% |

## RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION
## (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2025)

There was no difference between the Computation of Net Capital above and the corresponding schedule included in the Company's amended December 31, 2025 Part IIA FOCUS filing.

# WOODSIDE CAPITAL SECURITIES LLC

## SCHEDULE II

## COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

### FOR THE YEAR ENDED DECEMBER 31, 2025

The Company engages in private placements of securities, merger and acquisitions advisory services, and production and distribution of research reports. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the Company will not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Woodside Capital Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Woodside Capital Securities LLC (the Company) does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; (2) merger and acquisitions advisory services; (3) production and distribution of research reports, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Woodside Capital Securities LLC's management is responsible for compliance with the Footnote 74 of the SEC Release No. 34-70073 provisions and its statements.

Our review was conducted in exemption with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Woodside Capital Securities LLC's compliance with Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 10, 2026

**Woodside Capital Securities LLC**
**2650 Birch Street, Suite 100**
**Palo Alto, CA 94306**

## SEA Rule 15c3-3 Exemption Report

Woodside Capital Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; (2) merger and acquisitions advisory services; (3) production and distribution of research reports, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

---

Woodside Capital Securities LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_Rudy Burger_

Rudolph E. Burger
Managing Director & CCO

February 10. 2026